SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)*

Essex Rental Corp.

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title and Class of Securities)

448638205

(CUSIP Number)

John Heckman 3201 Enterprise Parkway, Suite 200 Beachwood, Ohio 44122 (216) 593-0100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that Section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 9 Pages)

CUSIP No. 105759104	Schedule 13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kirtland Capital Partners III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,484,286
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,484,286
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,484,286
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 105759104	Schedule 13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kirtland Capital Company III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Turks & Caicos Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 151,480
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 151,480
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 151,480
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 105759104	Schedule 13D	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kirtland Partners Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,635,766
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,635,766
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,635,766
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 105759104	Schedule 13D	Page 5 of 7 Pages

EXPLANATORY NOTE

The following constitutes Amendment No. 1 (“Amendment 1”) to the statement on Schedule 13D (the “Schedule 13D”) filed on behalf of (a) Kirtland Capital Partners III L.P. (“KCP III”), (b) Kirtland Capital Company III LLC (“KCC III”), and (c) Kirtland Partners Ltd. (“Kirtland” and, collectively with KCP III and KCC III, the “Reporting Persons”) with the Securities and Exchange Commission on November 13, 2008. All Items not supplemented in this Amendment 1 remain unchanged. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

Item 1.	Security and Issuer.

Item 1 is supplemented by the addition of the following information:

The principal executive offices of the Issuer are located at 1110 Lake Cook Road, Suite 220, Buffalo Grove, Illinois 60089.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is supplemented by the addition of the following information:

Effective March 26, 2012, 621,063 shares of the Common Stock directly owned by by KCP III were distributed to the partners of KCP III on a pro rata basis for no consideration. Effective March 26, 2012, 37,871 shares of the Common Stock directly owned by by KCC III were distributed to the members of KCC III on a pro rata basis for no consideration.

Item 4.	Purpose of Transaction

Item 4 is supplemented by the addition of the following information:

Other than the March 26, 2012 distributions of 621,063 shares of Common Stock to the partners of KCP III and 37,871 shares of Common Stock to the members of KCC III, none of the Reporting Persons or the individuals identified on Schedule I hereto have any present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D (although they reserve the right to develop any such plans or proposals).

Item 5.	Interest in Securities of the Issuer.

Item 5 is supplemented by the addition of the following information:

(a) As of the date hereof, Kirtland beneficially owns: (i) 2,484,286 shares of Common Stock with KCP III, which represents approximately 10.1% of the issued and outstanding shares of Common Stock; and (ii) 151,480 shares of Common Stock with KCC III, which represents approximately 0.6% of the issued and outstanding shares of Common Stock. Accordingly, Kirtland, as of the date hereof, is the beneficial owner of an aggregate of 2,635,766 shares of Common Stock, constituting approximately 10.7% of the issued and outstanding shares of Common Stock. To the knowledge of each of the Reporting Persons, no other person identified in Item 2 beneficially owns any shares of Common Stock.

(b) As of the date hereof, Kirtland shares: (i) voting and dispositive power with respect to 2,484,286 shares of Common Stock with KCP III; and (ii) voting and dispositive power with respect to 151,480 shares of Common Stock with KCC III. Accordingly, Kirtland, as of the date hereof, has voting power and dispositive power over an aggregate of 2,635,766 shares of Common Stock, constituting approximately 10.7% of the issued and outstanding shares of Common Stock. To the knowledge of each of the Reporting Persons, no other person identified in Item 2 shares the power to vote or dispose of any shares of Common Stock.

CUSIP No. 105759104	Schedule 13D	Page 6 of 7 Pages

(c) Except as described below, no transactions in shares of Common Stock were effected by the Reporting Persons, or, to their knowledge, any of the persons identified in Schedule 1 hereto, during the past sixty days.

Effective March 26, 2012, 621,063 shares of the Common Stock directly owned by by KCP III were distributed to the partners of KCP III on a pro rata basis for no consideration. Effective March 26, 2012, 37,871 shares of the Common Stock directly owned by by KCC III were distributed to the members of KCC III on a pro rata basis for no consideration. None of the Reporting Persons have voting or investment control over the shares of Common Stock distributed to the partners of KCP III or members of KCC III and, therefore, the Reporting Persons no longer beneficially own such shares.

CUSIP No. 105759104	Schedule 13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2012

Kirtland Capital Partners III L.P.
By: Kirtland Partners Ltd., its general partner

By:	/s/ John Heckman
	Name:	John Heckman
	Title:	Vice President, Treasurer and Assistant Secretary

Kirtland Capital Company III LLC
By: Kirtland Partners Ltd., its managing member

By:	/s/ John Heckman
	Name:	John Heckman
	Title:	Vice President, Treasurer and Assistant Secretary

Kirtland Partners Ltd.

By:	/s/ John Heckman
	Name:	John Heckman
	Title:	Vice President, Treasurer and Assistant Secretary

SCHEDULE I

Board of Managers and Executive Officers of Kirtland Partners Ltd.

The following table sets forth the name, title at Kirtland Partners Ltd. (“Kirtland”) and present principal occupation or employment of each member of the Board of Managers and the executive officers of Kirtland, the sole general partner of Kirtland Capital Partners III L.P. and the sole managing member of Kirtland Capital Company III LLC. Each such person is a U.S. citizen. The business address of each such person is 3201 Enterprise Parkway, Suite 200, Beachwood, Ohio 44122.

Name	Title	Principal Occupation

John G. Nestor	Chief Executive Officer and member of the Board of Managers	Chief Executive Officer of Kirtland Capital Corporation

Thomas N. Littman	President, Assistant Treasurer and member of the Board of Managers	President of Kirtland Capital Corporation

John N. Heckman	Vice President, Treasurer and Assistant Secretary	Vice President of Finance of Kirtland Capital Corporation